(Translation)

File No. 82-34816
June 20, 2005

Dear Sirs,


05009749

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Establishment of Advisory Committee

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on June 16, 2005, resolved to establish an advisory committee (Management Advisory Committee) comprised of well-informed independent personalities as of June 20, 2005 to further strengthen its functions of governance for management of the Group, as described below:

1. Reasons for the establishment of the advisory committee:

Since its incorporation as a holding company as a result of management integration of SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy"), the Company has regarded the strengthening of its corporate governance and compliance systems as the most important mission of management and has exerted its efforts to strengthen the general system of governance of the Sega Sammy Group while maintaining the framework of cooperation among its group companies. The establishment of the advisory committee, which is part of the measures to strengthen the system of governance of the Group, is intended to further improve the soundness and transparency of group management through advice on and monitoring of management by well-informed independent personalities from their broad perspectives.

In addition, the Group has recently experienced mishaps, including an accident at "TOKYO JOYPOLIS" operated by Sega and an alleged violation of the Income Tax Law by the former president of Sammy. The Company will exert its sincere efforts to prevent similar mishaps and strengthen corporate governance in general by taking internal preventive steps, as well as by reflecting various advice of the advisory committee on group management.

To provide new thrills and excitements to the people at all times as an entertainment corporate group, the Group will continue its efforts to further strengthen corporate governance and pursue continuous and efficient group management.

2. Well-informed independent personalities comprising the advisory committee:

Yoshio Ichiryu	[current]	Representative Director & CEO, Ichiryu Associates, Inc. Counselor, KPMG AZSA & Co. Counselor, Bain & Company Japan, Inc. Visiting Professor, Graduate School, Saitama University Director, Knowledge Management Society of Japan
	[vitae]	Graduated from Department of Arts and Science, University of Tokyo 1968 Joined the Ministry of International Trade and Industry 1996 Assumed office of Director-General for Policy Coordination, Minister's Secretariat, Ministry of International Trade and Industry 2000 Assumed office of Representative Director & CEO of Ichiryu Associates, Inc.
Masaru Murai	[current]	Counselor, General Atlantic Partners Chairman and Director, Net Learning, Inc.
	[vitae]	Graduated from Graduate School, University of California, Los Angeles 1962 Joined IBM Japan, Ltd. 1991 Assumed office of President, Compaq Computer Japan, Inc. 1997 Assumed office of Chairman, Compaq Computer Japan, Inc. 1998 Assumed office of Counselor, Compaq Computer Japan, Inc.
Shinji Fukukawa	[current]	Counselor, Dentsu Inc.
	[vitae]	Graduated from Faculty of Law, University of Tokyo 1955 Joined the Ministry of International Trade and Industry 1986 Assumed office of Administrative Vice-Minister, Ministry of International Trade and Industry 1994 Assumed office of Chief Executive Officer, Dentsu Institute for Human Studies and Counsel, Dentsu Inc.

Junya Sato	[current]	Attorney-at-law, Ishizawa, Kou and Sato Law Office
	[vitae]	Graduated from Faculty of Law, University of Tokyo 1999 Criminal Defense Instructor, Legal Training and Research Institute, Supreme Court 2001 Deputy Trustee, MYCAL Co., Ltd. under corporate reorganization 2003 Corporate Auditor and Legal Council, MYCAL Co., Ltd. under corporate reorganization 2004 Corporate Auditor, Seikagaku Corporation

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(Translation) **File No. 82-34816**

June 24, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer
(TEL: 03-6215-9955)

Notice of Personnel Change

Notice is hereby given that at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held after the close of its Ordinary General Meeting of Shareholders held on June 24, 2005 at which the Directors and Corporate Auditors were elected, the Representative Director, Directors with specific titles and Corporate Auditors were appointed and assumed office as of the same day, as described below:

Description

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman, President and Representative Director	Hajime Satomi	Chairman, President and Representative Director
Vice Chairman and Director	Hisao Oguchi	Vice Chairman and Director
Executive Vice President and Director	Keishi Nakayama	Senior Managing Director
Senior Managing Director	Keiichiro Hashimoto	Corporate Adviser
Director	Toru Katamoto	(Newly elected)
Director	Hideki Okamura	Director
Director	Yasuo Tazoe	Director
Standing Corporate Auditor	Kazutada Ieda	Standing Corporate Auditor
Corporate Auditor	Akio Kioi	Corporate Auditor

Corporate Auditor	Ryoichi Arai	Corporate Auditor
Corporate Auditor	Toshio Hirakawa	Corporate Auditor
(Retired)	Kiyofumi Sakino	Managing Director

* Mr. Nakayama will take charge of the President Office, Secretary Office and CSR Promotion Department.

* Mr. Hashimoto will take charge of the Administration Division and Audit Office.

* Mr. Sakino assumed office of Chairman and Representative Director of Nissho Inter Life Co., Ltd., a subsidiary of the Company, as of June 15, 2005.

2. Executive Officers

New Title	Name	Former Title
Executive Officer and Division Manager of Administration Division	Akira Sugano	Executive Officer and Division Manager of Administration Division
Executive Officer and Adviser to Executive Vice President	Koichi Fukazawa	Executive Officer and General Manager of President Office
Executive Officer and General Manager of President Office	Michael Masakimi Hotta	Executive Officer and General Manager of Secretary Office

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(Translation) **File No. 82-34816**

June 30, 2005

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Acquisition by the Company of its Own Shares

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on June 30, 2005, resolved that the Company would acquire its own shares pursuant to Article 211-3 of the Commercial Code of Japan (the "Commercial Code"), as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   On October 1, 2004, the Company was established through a method of share-for-share exchange (*kyodo kabushiki iten*) by SEGA CORPORATION and Sammy Corporation ("Sammy"), as their holding company. Consequently, part of the shares of the Company have been held by its subsidiary Sammy, which shall dispose of the same pursuant to Article 211-2, paragraph 2 of the Commercial Code. Hence, taking into consideration cash flows of the Group, the Company will acquire its own shares held by Sammy pursuant to Article 211-3, paragraph 1, item 1 of the Commercial Code.

   The Company will effectively utilize the shares so acquired to carry out its capital policy with agility in the future.

2. Details of the acquisition:

   (1) Class of shares to be acquired: Shares of common stock of the Company

   (2) Total number of shares to be acquired: 10,989,658 shares
   (Ratio thereof to the total number of issued shares: 7.8%)

   (3) Acquisition price: Closing price on the market established by the Tokyo Stock Exchange as of July 1, 2005

(4) Aggregate acquisition prices (estimate): ¥75,500,000,000 (based on the closing price of ¥6,870 as of June 29, 2005)

(5) Assignor: Sammy Corporation

(6) Method of acquisition: Negotiated transaction by concluding a stock sales contract

(7) Date of acquisition: July 4, 2005

(For reference)

Number of its own shares held by the Company as of May 31, 2005:

Total number of issued shares:	140,627,279 shares
Own shares held by the Company:	86,862 shares

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(Translation)

File No. 82-34816

July 4, 2005

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Completion of Acquisition by the Company of its Own Shares

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") has completed the acquisition of its own shares pursuant to the resolution adopted at the meeting of its Board of Directors held on June 30, 2005, as described below:

Description

1. Total number of shares acquired: 10,989,658 shares

2. Aggregate acquisition prices: ¥76,158,329,940

(For reference) Particulars of the resolution for the acquisition by the Company of its own shares (June 30, 2005)

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: 10,989,658 shares
(Ratio thereof to the total number of issued shares: 7.8%)

(3) Acquisition price: Closing price on the market established by the Tokyo Stock Exchange as of July 1, 2005

(4) Assignor: Sammy Corporation

(5) Method of acquisition: Negotiated transaction by concluding a stock sales contract

(6) Date of acquisition: July 4, 2005

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